

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Roxana Gloria Candela Calixto
Inka Productions Corp.
IV Etapa Pachacamac
MZ H2 Lot 31 Barrio 2 Sector 1
Villa el Salvador, Lima, Peru 42

> **Re:** **Inka Productions Corp.**
> **Registration Statement on Form S-1**
> **Filed December 9, 2010**
> **File No. 333-171064**

Dear Ms. Calixto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide information required by Item 407(a) of Regulation S-K.

2. Please revise to correct the inconsistency between the statement on the cover that the price was determined by, among other factors, "a business valuation that was conducted by our management" and the statement under Determination of the Offering Price on page 12 that the price was determined "arbitrarily by adding a $0.29 premium to the last sale price."

Summary, page 5

3. Please revise your summary to disclose your net losses, significant expenses, and the amount of cash you have as of the most recent practical date.

4. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate here.

5. We note you say you "may" need to raise additional funds. Either revise to clarify that you will and put in your best estimate of the amount or tell us why you believe this change is not necessary.

6. Revise to explain briefly how you plan to generate revenue here and in your description of business section.

Risk Factors, page 7

7. Please include a risk factor to discuss that you are a development stage company.

Risks Related to Our Business, page 7

8. Please include risk factors about the risk that you have not conducted a feasibility study to determine the possible market for the kind of dance entertainment you describe, about that risk that a more well-capitalized firm could hire your dancers or hire better dancers, and the risk that an undercapitalized concern like yours might lack the funds for effective advertising.

Selling Shareholders, page 13

9. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

10. Please confirm to us that Jhoel Eduardo Arturo Calixto is not related to your Chief Executive Officer or advise.

Plan of Distribution, page 15

11. Revise to clarify that each selling shareholder might be deemed an underwriter.

Description of Business, page 18

12. In the next amendment please substantially revise this section as well as Plan of Operations so that investors can gauge how realistic your business plan is and its likelihood of success. You should regard the following comments as starting points in the difficult task of crafting a useful disclosure document.

13. Provide a reasonably detailed description of the "very intense training program" you mention on page 19. It should say, among other things, who will teach it and the

projected salary of that person, the number of dancers who will undergo it, the length of time, the salaries they will get during the training period, the source of funds to provide for these expenses, the methods by which you intend to get bookings and their costs, your estimates of the air flight and hotel costs for an American booking, and a description of any efforts you have undertaken to see whether your plan is commercially reasonable.

Compliance with Government Regulation, page 20

14. Please explain what you mean that you will educate and assist each potential performer on the procedures to obtain the "proper clearance."

15. Please summarize the material U.S. and Peruvian material regulations and laws you reference.

16. Refer to the last sentence of this section. Please revise to remove the reference to "other similar companies in the automotive industry" or advise.

Employees, page 21

17. Please revise to disclose the name of your full-time employee. In addition, please revise to disclose the number of your part-time employees.

Market for Common Equity and Related Stockholder Matters, page 21

Rule 144 Shares, page 22

18. We note your disclosure that one percent of your outstanding shares equals 54,200 shares. This does not appear to be correct based on the total of 8,000,000 shares outstanding. Please revise for consistency or advise.

Plan of Operation, page 23

19. Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, briefly describe your anticipated advertising and marketing efforts.

20. We note your disclosure that you plan to hire and train performers. Please describe when and how you plan to obtain financing to implement this plan.

21. You state that you believe you have "sufficient funds" to maintain minimal operations. Please quantify the amount of your funds. Liquidity needs to be discussed on a short-

term and long-term basis. Long-term is longer than 12 months. Please revise accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 24

22. Please discuss specific experience, qualifications, attributes or skills of your director. Refer to Item 401(e) of Regulation S-K.

Legal Proceedings, page 25

23. Please update your description of involvement in certain legal proceedings to cover the last ten years for your directors, director nominees, and executive officers. Refer to Item 401(f) of Regulation S-K.

Exhibit 5.1

24. Please revise the legal opinion to reference Form S-1 filed on December 9, 2010, as amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc (via fax):   Faiyaz Dean
                  (206) 493-2777